United States
Securities and Exchange Commission
Washington, DC 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Avient Corporation
(Exact Name of Registrant as Specified in its Charter)

Ohio	1-16091	34-1730488
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

33587 Walker Road,
Avon Lake, Ohio 44012
(Address of Principal Executive Offices) (Zip Code)
Lisa K. Kunkle, 440-930-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1	CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

This Form SD of Avient Corporation (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.

The description of the Company’s reasonable country of origin inquiry (RCOI) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD.

The Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://www.avient.com/investors/financials/reporting-sec-filings. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2	RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3	EXHIBITS

Item 3.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVIENT CORPORATION

By:	/s/ Lisa K. Kunkle	Date:	May 31, 2022
Name: Lisa K. Kunkle
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.